UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

TO

ANNUAL REPORT

OF

THE STATE OF ISRAEL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED*

(As of the close of the fiscal year)

TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission

SIGALIT SIAG

CHIEF FISCAL OFFICER

FOR THE WESTERN HEMISPHERE

MINISTRY OF FINANCE

OF THE STATE OF ISRAEL

800 SECOND AVENUE

17TH FLOOR

NEW YORK, NEW YORK 10017

*	The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL

The sole purpose of this Amendment No. 3 to the Annual Report on Form 18-K (this “Amendment”) is to file with the Securities and Exchange Commission certain exhibits to Israel’s Annual Report on Form 18-K for the fiscal year ended December 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on the 30th day of January, 2012.

STATE OF ISRAEL

By:	/s/ Sigalit Siag
Sigalit Siag
Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

By:	/s/ Amnon Kraus
Amnon Kraus
Deputy Chief Fiscal Officer for the
Western Hemisphere
Ministry of Finance

EXHIBIT INDEX

Exhibit Number		Page Number

A.	None
B.	None
C.	Copy of the State Budget Proposal for Fiscal Years 2011-2012 (in Hebrew)*
D.	Revised Current Description of the State of Israel**
D-1.	Revised Current Description of the State of Israel as of January 23, 2012***
E.	Opinion of the Legal Advisor to the Ministry of Finance of the State of Israel, dated January 30, 2012
F.	Opinion of Arnold & Porter LLP dated January 30, 2012
G.	Underwriting Agreement dated January 23, 2012 by and among the State of Israel and Barclay’s Capital Inc, Goldman, Sachs & Co., UBS Securities LLC, and the other underwriters named therein

*	Previously filed by paper filing under cover of Form SE.
**	Previously filed on July 14, 2011 as revised Exhibit D to Amendment No. 1 to the Annual Report on Form 18-K/A.
***	Previously filed on January 23, 2012 as Exhibit D-1 to Amendment No. 2 to the Annual Report on Form 18-K/A.